

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2024

John Rood
Chief Executive Officer
Momentus Inc.
3901 N. First Street
San Jose, CA 95134

      Re: Momentus Inc.
           Registration Statement on Form S-1
           Filed on October 18, 2024
           File No. 333-282724

Dear John Rood:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sarah Sidwell at 202-551-4733 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing

cc: Stephen Hinton